FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                              For February 21, 2003

                        Commission File Number 333-66973


                                  AERCO LIMITED


                               22 Grenville Street
                                   St. Helier
                                 Jersey, JE4 8PX
                                 Channel Islands
                ------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F [X]         Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [_]          No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

                                INDEX TO EXHIBITS

Item
----

1.    Press release dated February 21, 2003.

24.   Power of Attorney for AerCo Limited.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated: February 21, 2003



                                          AERCO LIMITED
                                               (Registrant)

                                          By:  /s/ Adrian Robinson
                                              ------------------------------
                                               Name:  Adrian Robinson
                                               Title: Attorney-in-Fact

                                                                          Item 1


                                  AERCO LIMITED

                22 Grenville Street, St. Helier, Jersey, JE4 8PX
                                 Channel Islands

                                  PRESS RELEASE

Under the terms of the trust indenture dated as of July 15, 1998 as amended and restated on July 17, 2000 (the "Trust Indenture") governing the AerCo Notes, AerCo Limited ("AerCo" and, together with its subsidiaries "AerCo Group") is required annually to commission an appraisal of the "base value" of the AerCo Group portfolio from at least three independent appraisers.

AerCo has obtained desktop appraisals of the "base value" of each of AerCo Group's 61 aircraft for the year to February 19, 2003 from three independent aircraft value appraisers: Airclaims Limited ("Airclaims"), Aircraft Information Services, Inc. ("AISI") and BK Associates, Inc. ("BK"). On the basis of these three appraisals (Airclaims: $1,056.2 million; AISI $1,175.6 million; BK $1,336.3 million), the average appraised base value of AerCo Group's portfolio of aircraft as of February 19, 2003 was approximately $1,189.4 million (the "2003 Appraised Value") compared with $1,301.9 million as of February 19, 2002.

The decline in the average appraised value of the portfolio at February 19, 2003 compared with the average appraised value at February 19, 2002 is approximately $40 million greater than the decline in value assumed by the principal payment tables included in the Trust Indenture. This greater decline is largely attributable to the global economic downturn combined with the effects of the terrorist attacks in the United States on September 11, 2001, and the consequential negative effect that this has had on the global aviation industry and in particular, on the values of all commercial aircraft.

As a result of the greater than expected decline in the appraised value of AerCo Group's portfolio, AerCo is required to accelerate the scheduled principal payments on the Class A Notes to the extent of available cash flows; thus, from March 17, 2003 (the first payment date for which the 2003 appraisals will be effective) AerCo will have to redirect certain cash flows, to the extent they are available, towards eliminating an expected $14 million difference between the Class A principal balance currently outstanding and the scheduled target principal balance on the Class A Notes at that date in accordance with the priority of payments. Class A Note scheduled principal payments are determined on any payment date by reference to a multiple of the scheduled class percentage for the Class A Notes on that date and the lesser of (a) the assumed portfolio value as set forth in the Trust Indenture and (b) 105% of the adjusted portfolio value, where the adjusted portfolio value of the fleet is calculated by reference to the most recent appraised values. As has been the case since the receipt of the aircraft appraisals in February 2002, 105% of the adjusted portfolio value is less than the assumed portfolio value. Scheduled principal payments on the Class A Notes rank after interest and minimum principal payments on the Class A, B, C and D Notes in the priority of payments, but rank prior to scheduled principal payments on the Class B and Class C Notes and step-up interest on the Class A Notes. Thus this redirection of cash flows will cause the suspension of scheduled principal payments on the Class B and Class C Notes and step-up interest on the Class A Notes. Despite the suspension of scheduled principal payments on the Class B Notes, the Class B Notes are expected to continue to receive minimum principal payments during the next twelve months in accordance with the Class B Note minimum class percentage as set out in the Trust Indenture. Class B Note minimum and scheduled principal payments are determined on any payment date by reference to a multiple of the minimum and scheduled class percentages for the Class B Notes and the assumed portfolio value as set forth in the Trust Indenture. Class B Note minimum principal payments rank prior to payments of interest and minimum principal on the Class C and Class D Notes and scheduled principal payments on the Class A Notes. Minimum principal payments are not expected to be made on the Class C Notes in the next twelve months, as the Class C Notes have been paid down to the Class C Note scheduled target principal balance which is currently approximately $6 million lower than the Class C Note minimum target principal balance.

Based on AerCo's current expectation as to cash performance in the next twelve months, we expect that we will have insufficient cash flows to pay down the Class A Note principal balance currently outstanding to the Class A Note scheduled target principal balance determined in accordance with the Trust Indenture. Accordingly, we also believe that our cash flows will not be sufficient to make scheduled principal payments on the Class B and Class C Notes or payments of step-up interest on the Class A Notes. Beyond the next twelve months, a number of factors, including the rate at which the appraised value of our portfolio declines and the level of future cash flows, will be relevant in determining whether we will be able to pay down the Class A Note principal balance to the Class A Note scheduled target principal balance required and accordingly resume scheduled principal payments on the Class B and Class C Notes and payments of step-up interest on the Class A Notes. The greater the decline in our future annual appraised values, particularly if combined with other adverse factors, including a continued reduction in our cash flows, the more likely it will be that our cash flows will continue to be redirected to the Class A Notes as discussed above.

Further information regarding the appraisals

The appraisers ascertained the "base value" of each aircraft on the basis of an open, unrestricted, stable market environment as of February 19, 2003 with a reasonable balance of supply and demand, and with full consideration of each aircraft's "highest and best use", presuming an arm's-length, cash transaction between willing, able and knowledgeable parties, acting prudently, with an absence of duress and with a reasonable period of time available for marketing, adjusted to account for the maintenance status of each aircraft (with certain assumptions as to use since the last reported status).

The 2003 Appraised Value does not reflect the values of leases, maintenance reserves, security deposits or other collateral, if any, related to a particular aircraft.

An appraisal is only an estimate of value and there can be no assurance that proceeds received upon any sale of an aircraft would approximate the base value of that aircraft.

February 21, 2003

For further information please contact: John McMahon or Pat Keating of AerCo Group's Administrative Agent, debis AirFinance Administrative Services Limited, at telephone number: + 353 61 360000.

                                                                         Item 24


                                POWER OF ATTORNEY

     Each of the undersigned, being a Director and officer of AerCo Limited, hereby individually appoints John McMahon, Huib van Doorn, Sean Brennan, Brian Marks, Wouter Marinus den Dikken, Pat Keating, Aengus Kelly and Caroline Jones and each of them, acting on behalf of debis AirFinance Administrative Services Limited, as Administrative Agent of AerCo Limited, his true and lawful attorney-in-fact and agent (each an "Attorney-in- Fact"), with full power by power of attorney of substitution and resubstitution, for him and in his name, place and stead, in his capacity as a Director and an officer of AerCo Limited, to sign each Report on Form 6-K which will be filed at least monthly, provided that where any such Report on Form 6-K is required to contain any information in addition to or other than a copy of the relevant monthly report to noteholders the contents of such Report on Form 6-K shall be approved by any one Director of AerCo Limited prior to the filing thereof, each such Report on Form 6-K containing a monthly report to noteholders to be filed monthly on or about the 15th day of each month and each other Report on Form 6-K to be filed within the time prescribed by the Securities and Exchange Commission (the "SEC") upon the occurrence of certain events listed in the SEC rules and regulations with the SEC and any amendments thereto, and to file the same with any exhibits thereto and any other documents in connection therewith with the SEC, granting unto said Attorney-in-Fact full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said Attorney-in-Fact, or his substitute, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, each of the undersigned has caused this Power of Attorney to be duly executed and delivered in Shannon, Ireland on the date indicated below.



Dated: 24 July 2002                       /s/ G. Adrian Robinson
                                          ----------------------------------
                                          G. Adrian Robinson

                                          Witness: /s/ B. C. Robins
                                                  --------------------------


Dated: 24 July 2002                       /s/ Peter Sokell
                                          ----------------------------------
                                          Peter Sokell

                                          Witness: /s/ B. C. Robins
                                                  --------------------------


Dated: 24 July 2002                       /s/ Kenneth N. Peters
                                          ----------------------------------
                                          Kenneth N. Peters

                                          Witness: /s/ B. C. Robins
                                                  --------------------------


Dated: 24 July 2002                       /s/ M. John McMahon
                                          ----------------------------------
                                          M. John McMahon

                                          Witness: /s/ B. C. Robins
                                                  --------------------------


Dated: 9 August 2002                      /s/ Sean Brennan
                                          ----------------------------------
                                          Sean Brennan

                                          Witness: Marian Kennedy
                                                  --------------------------